ATS CORPORATION

(the "**Corporation**")

Annual Meeting of Shareholders

Held on August 7, 2025

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

Matters Voted Upon

Business	**Outcome of Vote**
1. The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed in accordance with the articles and by-laws of the Corporation: Avik Dey Joanne S. Ferstman Kirsten Lange Michael E. Martino Sharon C. Pel Daniel A. Pryor Philip B. Whitehead	Approved (1)
2. The re-appointment of Ernst & Young LLP as auditors of the Corporation until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the Board of Directors to fix the auditor's remuneration.	Approved (2)
3. The passing of a non-binding resolution accepting the Corporation's approach to executive compensation.	Approved (3)

Notes:

(1) This matter was voted upon electronically and by proxy at the virtual meeting. The following were voted For or Withheld: (a) Avik Dey, 87,137,391 For; 401,507 Withheld; (b) Joanne S. Ferstman, 86,809,231 For; 729,667 Withheld; (c) Kirsten Lange, 85,410,029 For; 2,128,869 Withheld; (d) Michael E. Martino, 80,362,734 For; 7,176,164 Withheld; (e) Sharon C. Pel, 84,109,689 For; 3,429,209 Withheld; (f) Daniel A. Pryor, 87,529,635 For; 9,263 Withheld; and (g) Philip B. Whitehead, 87,524,454 For; 14,444 Withheld.

(2) This matter was voted upon electronically and by proxy at the virtual meeting. Of the votes received, 85,235,303 were voted For and 2,723,397 were Withheld.

(3) This matter was voted upon electronically and by proxy at the virtual meeting. Of the votes received, 84,091,791 were voted For and 3,447,107 were voted Against.